Bionomics Limited

8 January 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04012368

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
8 January 2004

KEY EPILEPSY PATENT APPLICATION MOVES FORWARD IN MAJOR PHARMACEUTICAL MARKETS

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that a major patent application covering many of Bionomics' epilepsy gene discoveries has progressed in key pharmaceutical markets, including the substantial US and European markets.

The patent application covers approximately 60% of Bionomics' gene discoveries resulting from the analysis of human epilepsy patients, and includes the use of those gene discoveries for both new diagnostic applications and drug discovery.

"The discoveries covered by this patent application reflect Bionomics' delivery of the promise of genomics," said Dr Deborah Rathjen, CEO and Managing Director. "Bionomics' comprehensive portfolio of epilepsy gene discoveries and clinical materials has enabled Bionomics to develop new diagnostic techniques for epilepsy subtypes and lays the foundation for the development of targeted therapies. This combination may result in improved diagnosis and safer, more effective treatments."

The gene discoveries covered by the patent application include the identification of genes that are responsible for common paediatric epilepsies, which can be difficult for specialists to diagnose early and to select appropriate first-line treatments. For example, severe myoclonic epilepsy of infancy (SMEI) is a serious form of epilepsy in infants that can be aggravated by the prescription of two common anti-epileptic drugs. Bionomics' gene discoveries are being applied to developing diagnostic tests to be used in determining whether a child may be suffering from SMEI and hence should not be prescribed the seizure-worsening drugs.

By progressing the patent application in the major pharmaceutical markets, Bionomics is well positioned to capitalise on its epilepsy research and development and derive revenues from the sale of diagnostic tests and new treatments that meet the substantial unmet clinical needs in epilepsy.

82-34682

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101